Exhibit 99.1
FOR IMMEDIATE RELEASE — JANUARY 20, 2009 — CALGARY, ALBERTA — PETROFLOW ENERGY LTD. (TSXV Symbol — PEF; AMEX Symbol — PED)
PETROFLOW ENERGY LTD. GRADUATES TO THE TORONTO STOCK EXCHANGE
CALGARY, (ALBERTA) Further to the official announcement on January 16, 2009, Petroflow Energy Ltd. has graduated from the TSXV to the TSX. The Company’s common shares, previously traded on the TSXV, will be traded on the TSX starting today, January 20, 2009.

Stock Symbol:	PEF
CUSIP:	715918405
Currency:	$ CDN
The Company is subject to the reporting requirements of Section 501 of the TSX Company Manual.
Mr. John Melton, CEO of Petroflow commented, “We laid out a plan to grow the Company and we are very pleased to be reaching our goals; one of which was to graduate to the senior stock exchange in Canada. The management of Petroflow is charged with making effective changes to adjust to the new economy. The leadership and expertise within the Company allows us to be very confident about our next growth phase”.
Petroflow has operations in Oklahoma, Texas and Alberta. Petroflow has developed specific expertise in the Hunton Resource Play in Oklahoma that has proven to be successful. Horizontal drilling in the Hunton formation allows large scale water withdrawal in a very brief period of time. This high rate withdrawal changes the fluid dynamics within the reservoir allowing otherwise trapped hydrocarbons to be economically produced.
Mr. Sandy Andrew, COO commented, “Since we entered into the Farmout to develop this play in April of 2006, we have spud 64 Hunton producers with 57 currently tied in and the other 7 in various stages of completion and hook up. Production continues to ramp up, with most of these wells continuing some level of dewatering”.
Petroflow recently formalized a Joint Venture Agreement (JVA) to add 3 new project areas within the Hunton Play. The JVA is unburdened by any carried interests and will contribute towards improved economics in the Hunton Play.

Forward-Looking Statements
This news release contains statements about oil and gas production and operating activities that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.
For further information:
Petroflow Energy Ltd.
John Melton, President & CEO
504-453-2926
Duncan Moodie, CFO
403-539-4320
www.petroflowenergy.com
Investor Awareness, Inc.
Tony Schor or James Foy
847-945-2222
www.investorawareness.com
The TSX has not reviewed and does not accept responsibility
for the adequacy or accuracy of this news release.